# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intapp, Inc., CIK 0001565687
CUSIP: 45827U109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3101 Park Boulevard, Palo Alto, California (CA), 94306
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001106566

## Reporting persons
- John Hall: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,579,790; shared voting power 0; sole dispositive power 6,579,790; shared dispositive power 0; aggregate amount beneficially owned 6,579,790 (8.01% of the class)

## Item 1. Issuer
Name of issuer: Intapp, Inc.
Address of issuer's principal executive offices: 3101 Park Blvd, Palo Alto, CA 94306

## Item 2. Person Filing
Name of person filing: John Hall (the "Reporting Person")
Address of principal business office or, if none, residence:
c/o Intapp, Inc.
3101 Park Blvd
Palo Alto, CA 94306
Citizenship: Please refer to Item (4) on the cover page for the Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Information with respect to the Reporting Person's ownership is incorporated by reference to Items (5) - (9) of the cover page for the Reporting Person.

Consists of (i) 5,411,885 shares of common stock, par value $0.001 per share ("Common Stock") of Intapp, Inc. (the "Issuer") held of record by the Reporting Person, (ii) 1,159,300 shares of Common Stock subject to equity awards held by the Reporting Person that are vested and exercisable within 60 days of March 31, 2025 and (iii) 8,605 shares of Common Stock subject to an equity award that will vest, subject to service-based vesting requirements, within 60 days of March 31, 2025.
Percent of class:
Information with respect to the Reporting Person's ownership is incorporated by reference to Item (11) of the cover page for the Reporting Person.

Based on 80,955,240 shares of Common Stock outstanding as of April 29, 2025, as reported by the Issuer to the Reporting Person, plus 1,167,905 shares of Common Stock subject to equity awards held by the Reporting Person assumed to be deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).
Sole power to vote or to direct the vote: Information with respect to the Reporting Person's ownership is incorporated by reference to Item (5) of the cover page for the Reporting Person.
Shared power to vote or to direct the vote: Information with respect to the Reporting Person's ownership is incorporated by reference to Item (6) of the cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: Information with respect to the Reporting Person's ownership is incorporated by reference to Item (7) of the cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: Information with respect to the Reporting Person's ownership is incorporated by reference to Item (8) of the cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- John Hall: /s/ John Hall, John Hall (05/07/2025)